                                                           File Number:  0-29174
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                           RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                    For the quarter ended December 31, 1998

                          LOGITECH INTERNATIONAL S.A.
            (Exact name of Registrant as specified in its charter)
                                  -----------
                                Not Applicable
                (Translation of Registrant's name into English)

                          Canton of Vaud, Switzerland
                (Jurisdiction of incorporation or organization)
                                  -----------
                          Logitech International S.A.
                              Apples, Switzerland
                               c/o Logitech Inc.
                               6505 Kaiser Drive
                           Fremont, California 94555
                                 (510) 795-8500
         (Address and telephone number of principal executive offices)

                                  -----------


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



                X  Form 20-F           Form 40-F


Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                 X  No


If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).
     Not applicable

================================================================================

                          LOGITECH INTERNATIONAL S.A.
                                   Form 6-K
                               Table of Contents

                                                                                                        Page
                                                                                                        ----
Financial Information (unaudited):

  Consolidated Balance Sheets at December 31, 1998 and March 31, 1998................................      3

  Consolidated Statements of Income for the three and nine months ended December 31, 1998 and 1997...      4

  Consolidated Statements of Cash Flows for the nine months ended December 31, 1998 and 1997.........      5

  Notes to Consolidated Financial Statements.........................................................      6

Management's Discussion and Analysis of Financial Condition and Results of Operations................      9

Signatures...........................................................................................     21

                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)
--------------------------------------------------------------------------------


                                                                              December 31,       March 31,
                                                                                 1998              1998
                                                                            ------------      ------------
ASSETS                                                                       (unaudited)
Current assets:
 Cash and cash equivalents............................................         $  32,877         $  72,376
 Accounts receivable..................................................           115,472            62,998
 Inventories..........................................................            74,380            32,417
 Other current assets.................................................            12,986            15,087
                                                                               ---------         ---------
     Total current assets.............................................           235,715           182,878
Investments in unconsolidated companies...............................            13,175             1,878
Property, plant and equipment, net....................................            36,689            28,845
Intangible assets, net................................................            19,284               388
Other assets..........................................................             1,096               712
                                                                               ---------         ---------
     Total assets.....................................................         $ 305,959         $ 214,701
                                                                               =========         =========

                                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt......................................................         $  30,709         $   5,999
 Accounts payable.....................................................            81,386            37,565
 Accrued liabilities..................................................            52,082            34,783
                                                                               ---------         ---------
     Total current liabilities........................................           164,177            78,347
Long-term debt........................................................             3,951             3,031
Other liabilities.....................................................               709               589
                                                                               ---------         ---------
     Total liabilities................................................           168,837            81,967
                                                                               ---------         ---------
Shareholders' equity:
   Registered shares, par value CHF 20 - 2,101,688 authorized,
     353,312 conditionally authorized, 2,001,688 issued and
     outstanding at December 31 and March 31, 1998....................            28,738            28,738
 Additional paid-in capital...........................................            75,779            75,577
 Less registered shares in treasury, at cost, 80,642 at December 31,
  1998 and 72,989 at March 31, 1998...................................            (8,133)           (6,677)
 Retained earnings....................................................            50,119            47,186
 Cumulative translation adjustment....................................            (9,381)          (12,090)
                                                                               ---------         ---------
     Total shareholders' equity.......................................           137,122           132,734
                                                                               ---------         ---------
     Total liabilities and shareholders' equity.......................         $ 305,959         $ 214,701
                                                                               =========         =========

  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share amounts)
--------------------------------------------------------------------------------



                                                          Three months ended                    Nine months ended
                                                              December 31,                         December 31,
                                                     ------------------------------       ------------------------------
                                                          1998              1997              1998               1997
                                                     ------------      ------------       ------------      ------------
                                                              (unaudited)                          (unaudited)
Net sales.......................................        $ 146,179         $ 114,826          $ 308,517         $ 304,143
Cost of goods sold..............................           99,375            79,685            207,178           215,210
                                                        ---------         ---------          ---------         ---------
Gross profit....................................           46,804            35,141            101,339            88,933
Operating expenses:
 Marketing and selling..........................           19,562            15,449             46,231            40,036
 Research and development.......................            8,363             6,803             22,332            20,913
 General and administrative.....................            6,459             4,711             16,561            14,432
 Acquired research and development..............               --                --              6,200                --
                                                        ---------         ---------          ---------         ---------
Operating income................................           12,420             8,178             10,015            13,552
Interest income, net............................               47               325              1,205               743
Gain on sale of product line....................               --               285                 --               285
Other income (expense), net.....................           (1,226)            1,065             (7,770)            2,068
                                                        ---------         ---------          ---------         ---------
Income before income taxes......................           11,241             9,853              3,450            16,648
Provision for income taxes......................            1,686               740                517             1,760
                                                        ---------         ---------          ---------         ---------
Net income......................................        $   9,555         $   9,113          $   2,933         $  14,888
                                                        =========         =========          =========         =========
Net income per share:
  Basic.........................................        $    4.93         $    4.78          $    1.51         $    7.88
  Diluted.......................................        $    4.85         $    4.58          $    1.48         $    7.52
Net income per ADS (10 ADS : 1 share):
  Basic.........................................        $    0.49         $    0.48          $    0.15         $    0.79
  Diluted.......................................        $    0.49         $    0.46          $    0.15         $    0.75
Shares used to compute net income per share:
  Basic.........................................            1,936             1,905              1,935             1,877
  Diluted.......................................            1,970             1,988              1,983             1,972


  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
--------------------------------------------------------------------------------

                                                                                    Nine months ended
                                                                                       December 31,
                                                                              -----------------------------
                                                                                  1998               1997
                                                                              ----------         ----------
                                                                                    (unaudited)
Cash flows from operating activities:
 Net income...........................................................         $   2,933          $  14,888
 Non-cash items included in net income:
  Depreciation and amortization.......................................            11,018             10,744
  Acquired research and development...................................             6,200                 --
  Write-down of investments and note receivable.......................             5,800                 42
  Other...............................................................               411               (390)
 Changes in current assets and liabilities:
  Accounts receivable.................................................           (44,834)           (13,585)
  Inventories.........................................................           (35,175)            12,245
  Other current assets................................................            (2,390)            (2,274)
  Accounts payable....................................................            37,927             (4,974)
  Accrued liabilities.................................................             9,552              1,774
                                                                               ---------          ---------
     Net cash provided by (used in) operating activities..............            (8,558)            18,470
                                                                               ---------          ---------
Cash flows from investing activities:
 Additions to property, plant and equipment...........................           (16,027)           (10,017)
 Cash proceeds from sale of product line..............................                --              5,000
 Acquisitions and investments in affiliated companies.................           (39,020)                42
                                                                               ---------          ---------
     Net cash used in investing activities............................           (55,047)            (4,975)
                                                                               ---------          ---------
Cash flows from financing activities:
 Increase (decrease) in debt..........................................            24,329            (10,315)
 Proceeds from sale of treasury shares................................             2,206              9,962
 Purchase of treasury shares..........................................            (3,044)                --
                                                                               ---------          ---------
     Net cash provided by (used in) financing activities..............            23,491               (353)
                                                                               ---------          ---------
Effect of exchange rate changes on cash and cash equivalents..........               615             (1,114)
                                                                               ---------          ---------
Net decrease in cash and cash equivalents.............................           (39,499)            12,028
Cash and cash equivalents at beginning of period......................            72,376             38,504
                                                                               ---------          ---------
Cash and cash equivalents at end of period............................         $  32,877          $  50,532
                                                                               =========          =========

Supplemental cash flow information:
 Interest paid........................................................         $     612          $     480
 Income taxes paid....................................................         $   1,204          $   1,760
Non-cash investing and financing activities:
 Property acquired through capital lease financing....................         $   1,007                 --
 Accrued treasury shares..............................................         $     417                 --


  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 -- The Company:

  Logitech International S.A. (the "Company") designs, manufactures and markets human interface devices which often serve as the primary physical interface between users and their personal computers and other multimedia devices. The Company's products include: input and pointing devices such as 2D, 3D, and cordless mice, trackballs, touchpads, and keyboards; control devices for entertainment such as joysticks, gamepads, steering wheels, and 3D game controllers; and imaging devices such as PC video cameras and, until December 1997, personal color scanners. The Company sells its products to both original equipment manufacturers ("OEMs") and a network of retail distributors and retailers.

Note 2 -- Interim Financial Data:

  The accompanying consolidated financial statements should be read in conjunction with the Company's 1998 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

  The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Note 3 -- Business Acquisition:

  In September 1998, the Company completed the acquisition of Connectix Corporation's QuickCam(R) PC video camera business unit for approximately $26.2 million (including closing and other costs). The Connectix business unit has been combined with the Company's video division to offer a complete line of PC video cameras for personal computer platforms. The transaction was accounted for as a purchase under generally accepted accounting principles. Accordingly, the assets and liabilities of the acquired business are included in the consolidated balance sheet as of December 31, 1998. The results of operations of the acquired business unit from the date of acquisition to December 31, 1998 were not significant.

  In connection with the acquisition, the Company recorded approximately $19.4 million in goodwill and other intangibles, which are being amortized on a straight-line basis over periods of two to ten years. In addition, the Company recorded a one-time charge of approximately $6.2 million for acquired in-process research and development in the quarter ended September 30, 1998.

Note 4 -- Equity Investments:

  In June 1998, the Company acquired 49% of the outstanding shares of Space Control GmbH, the German-based provider of Logitech's Magellan 3D Controller. The acquisition agreement provides for an option for the Company to acquire the remaining outstanding shares of Space Control if certain conditions are met. The Company has used the equity method of accounting for this investment.

  In April 1998, the Company acquired 10% of the outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. The Company has used the cost method of accounting for this investment.

Note 5 -- Sale of Product Line:

  In December 1997, the Company sold its scanner product line to Storm Technology Inc. for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. The Company recognized a loss on this sale in fiscal 1998 of $3,174,000.

  During the second quarter of fiscal 1999, the Company wrote off the convertible note and common stock investment in Storm. The write-off was prompted by changes in the personal scanner business, which in management's opinion called into question the ability of Storm to meet its obligations to the Company. In addition, in October 1998, Storm filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, and in November 1998 the case was converted to a Chapter 7 case and a Chapter 7 trustee was appointed.

Note 6 -- Initial Public Offering in the U.S.:

  On March 27, 1997, the Company sold 200,000 registered shares from treasury in a U.S. initial public offering in the form of 2,000,000 American Depositary Shares ("ADS"). Total proceeds from the offering amounted to $32.0 million, or $16 per ADS. Underwriting discounts and commissions, share issue and other taxes and other offering expenses amounted to $5.2 million, which resulted in net proceeds to the Company of $26.8 million. On April 25, 1997, the Company sold an additional 30,000 registered shares from treasury under an option granted to the underwriters to cover over-allotments. Such sale generated net proceeds of $4.5 million.

Note 7 -- Net Income Per Share:

  The Company adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," ("SFAS 128") for the quarter ended December 31, 1997. All previously reported amounts were restated in accordance with SFAS 128.

  Under SFAS 128, basic earnings per share is computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share is computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents included in the Company's diluted earnings per share computations are registered shares issuable upon the exercise of stock option or stock purchase plan agreements (using the treasury stock method).

Note 8 -- Comprehensive Income

  As of April 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". SFAS 130 establishes new rules for the reporting and display of comprehensive income in the financial statements. The adoption of SFAS 130 had no impact on net income or stockholders' equity. For the three months ended December 31, 1998 and 1997, comprehensive income was $8,901,000 and $11,870,000, respectively. For the nine months ended December 31, 1998 and 1997, comprehensive income was $223,000 and $19,970,000 respectively. The difference between net income and comprehensive income for each period was due to foreign currency translation adjustments.

Note 9 -- Inventory
  At December 31 and March 31, 1998, inventory consisted of the following:

                                                        December 31, 1998          March 31, 1998
                                                      ---------------------    ---------------------
                                                                       (in thousands)
Raw materials..........................                            $ 12,274                 $  5,695
Work-in-progress.......................                               1,877                    1,441
Finished goods.........................                              60,229                   25,281
                                                                   --------                 --------
                                                                   $ 74,380                 $ 32,417
                                                                   ========                 ========

Note 10 -- Commitments and Contingencies:

  In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. The Company has not previously paid any such VAT on its exported Chinese manufactured products. The Company is in discussion with Chinese officials and has been assured that, not withstanding statements made by tax authorities, the VAT would not be applied to the Company. The Company therefore believes this matter will not have a material adverse effect on the Company's results of operations. Were the VAT to be applied to the Company, the Company could incur a significant charge to operations, as well as an increase in its cost of goods sold. As a result, the Company would seek to mitigate the future effect by reorganizing its operations in China. There can be no assurance that any application of the VAT to the Company would not have a material adverse effect on the Company's current or future results of operations, or that the Company's efforts to mitigate any impact of the VAT would be successful.

  As of December 31, 1998, a subsidiary of the Company was not in compliance with certain debt covenants of its working capital line, and is currently negotiating new terms. If the subsidiary and the bank are unable to agree to revised terms, the bank could restrict further borrowings under the line, or could accelerate the payment terms of the $8 million outstanding under the line.

  The Company is involved in various legal actions and claims. In the opinion of management, the future resolution of such actions and claims will not have a material adverse effect on the Company's financial position or results of operations.

                          LOGITECH INTERNATIONAL S.A.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

  The Company's net sales are primarily derived from sales of its principal product line, control devices and, to a lesser extent, imaging solutions and other products. Control devices include mice, trackballs, touchpads, joysticks, gamepads, steering wheels, 3D game controllers, keyboards, and remote controls. Imaging solutions include PC video cameras and, until December 1997, color personal scanners. Other products include partner products, as well as product lines that are being phased out for strategic purposes.

  In September 1998, the Company acquired the PC video camera business unit of Connectix Corporation for $26.2 million (including closing and other costs). Connectix's QuickCam(R) brand is a market leader in PC video cameras for Windows and Macintosh. While the PC video camera market is not yet a large market, it has been experiencing rapid growth. This acquisition is consistent with the Company's intention to enter the PC video camera market, and its development efforts in that area. The Connectix business unit has been combined with the Company's video division.

  In December 1997, the Company sold its scanner product line to Storm Technology, Inc. ("Storm") for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. The Company disposed of its scanner product line due to fundamental changes in the scanner market. The market had evolved from one driven by new technology and innovation, where Logitech was a leader, to one driven by cost, with prices dropping steeply. In addition, unit growth had been dominated by flatbed scanners, where Logitech was a new entrant in the market, rather than by color sheetfed scanners where Logitech was the leader. This sale allowed Logitech to focus on its profitable control device product line and pursue new opportunities in emerging areas such as PC video cameras.

  The following table shows net sales for each of the Company's product lines in dollars and as a percentage of total net sales:





                                              Three months ended     Nine months ended
                                              December 31, 1998      December 31, 1997
                                          ------------------------    ------------------------
                                             1998          1997          1998          1997
                                          ----------    ----------    ----------    ----------
                                                (in thousands)              (in thousands)
Net sales:
Control devices                            $ 134,787     $  98,899     $ 294,631     $ 267,410
Imaging solutions                             10,477        15,446        12,766        34,464
Other                                            915           481         1,120         2,269
                                           ---------     ---------     ---------     ---------
Total net sales                            $ 146,179     $ 114,826     $ 308,517     $ 304,143
                                           =========     =========     =========     =========

Net sales:
Control devices                                   92%           86%           95%           88%
Imaging solutions                                  7%           13%            4%           11%
Other                                              1%            1%            1%            1%
                                           ---------     ---------     ---------     ---------
Total net sales                                  100%          100%          100%          100%
                                           =========     =========     =========     =========

Initial Public Offering in the U.S.

  On March 27, 1997, the Company sold 200,000 registered shares from treasury in a U.S. initial public offering in the form of 2,000,000 American Depositary Shares ("ADS"), with net proceeds to the Company of $26.8 million. On April 25, 1997, the Company sold an additional 30,000 shares from treasury under an option granted to the underwriters to cover over-allotments, generating net proceeds of $4.5 million.

Results of Operations
  The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                                        Three months ended                  Nine months ended
                                                          December 31,                          December 31,
                                                    ------------------------             ------------------------
                                                     1998              1997               1998              1997
                                                    ------            ------             ------            ------
Net sales...............................            100.0%            100.0%             100.0%            100.0%
Cost of goods sold......................             68.0%             69.4%              67.2%             70.8%
                                                    ------            ------             ------            ------
Gross profit............................             32.0%             30.6%              32.8%             29.2%
Operating expenses:
 Marketing and selling..................             13.4%             13.5%              15.0%             13.2%
 Research and development...............              5.7%              5.9%               7.2%              6.9%
 General and administrative.............              4.4%              4.1%               5.4%              4.7%
 Acquired research and development......              0.0%              0.0%               2.0%              0.0%
                                                    ------            ------             ------            ------
Operating income........................              8.5%              7.1%               3.2%              4.4%
Interest income, net....................              0.0%              0.3%               0.4%              0.3%
Gain on sale of product line                          0.0%              0.2%               0.0%              0.1%
Other income (expense), net.............            (0.8)%              0.9%             (2.4)%              0.7%
                                                    ------            ------             ------            ------
Income before income taxes..............              7.7%              8.5%               1.2%              5.5%
Provision for income taxes..............              1.2%              0.6%               0.2%              0.6%
                                                    ------            ------             ------            ------
Net income..............................              6.5%              7.9%               1.0%              4.9%
                                                    ======            ======             ======            ======

Comparison of three months ended December 31, 1998 and 1997

  Net Sales

  Net sales for the three months ended December 31, 1998 increased 27%. Excluding the scanner line discontinued in December 1997, sales increased 46%.

  Retail sales grew by over 50% excluding scanners. This growth was shared across all product categories, and was primarily due to the Company's new keyboard, video, and gaming products. Although prices declined in the other product categories, revenue increased due to higher sales volumes.

  OEM sales grew by over 29%. This increase was primarily due to the increase in sales of pointing devices due to increased demand for mice from several large PC manufacturers.

  Gross Profit

  Gross profit consists of net sales less cost of goods sold, which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 33% to $46.8 million.

  Gross profit as a percentage of net sales improved from 30.6% to 32.0%. This increase reflects both a favorable product mix between retail and lower margin OEM sales and the divestiture of the low margin scanner product line. The Company has also been able to continue to achieve product cost reductions.

  Operating Expenses

  Total operating expenses increased 28%, from $26.9 million to $34.4 million. This increase reflects intensified marketing efforts for the Company's third quarter, as well as continued investment in research and development. As a percentage of sales, operating expenses remained flat.

  In connection with the Christmas season, the Company significantly increased its advertising and channel marketing. This included full-page brand building ads in a number of high profile consumer and business publications, as well as product specific ads in trade publications. In addition, the Company continued efforts to improve the quality of its web site, and launched a pilot program for its e-commerce operation. The Company also increased other marketing costs in new product areas, including the retail keyboard market, entertainment and PC video cameras. The Company has also increased its development effort in the game device area, and introduced a number of new devices during the Christmas season. The integration of the QuickCam(R) acquisition proceeded as planned, and the engineering and marketing teams are now integrated. Development efforts have continued in the third quarter for PC video cameras. Increased costs in the above areas have been partially offset by the elimination of research and development costs for the scanner product line sold in December 1997. General and administrative costs, as a percentage of sales, increased slightly from 4.1% to 4.4% to support these ongoing marketing and development efforts.

  Interest Income, Net

  Interest income for the most recent quarter was $.05 million, compared to $.3 million in the same quarter last year. This was the result of a decrease in the average balances of interest bearing cash and cash equivalents.

  Other Income (Expense), Net

  Other expense was $1.2 million for the current quarter, compared to income of $1.1 million in the same quarter last year. This reduction was primarily due to net foreign currency exchange losses this quarter compared to gains in the same quarter last year, and scanner inventory write-offs in Europe. The currency exchange losses were due to the impact of unfavorable exchange rate movements during the quarter on transactions between the Company's manufacturing sites in Asia and other sites around the world, particularly related to the strengthening of the Japanese yen and the weakening of the U.S. dollar. The currency exchange gains from last year were due to the strengthening of the U.S. dollar during that quarter.

  Provision for Income Taxes

  The provision for income taxes consists of income and withholding taxes. The amount recorded in each period reflects management's best estimate of the effective tax rate for the fiscal year. Estimates are based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income is generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of recognizing deferred tax assets. The provision for income taxes for the three months ended December 31, 1998 and 1997 represent a 15.0% and 7.5% effective tax rate for each quarter.

Comparison of nine months ended December 31, 1998 and 1997

  Net income for the nine months ended December 31, 1998 was $2.9 million compared to net income of $14.8 million in the same period last year. During the nine months ended December 31, 1998 net income was impacted by two non-recurring charges, an in-process research and development write-off of $6.2 million (before tax) which was part of the Company's acquisition of the QuickCam(R) PC video camera business unit of Connectix Corporation, and a $5.8 million (before tax) write-off of a note receivable and equity investment in Storm Technology. The note and investment were part of the proceeds of the sale of the scanner product line in December 1997. Since that time, the scanner market has suffered substantial pricing and profitability pressures. The Company's assessment was that Storm would be unlikely to meet its obligations to the Company. In addition, in October 1998, Storm filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, and in November 1998 the case was converted to a Chapter 7 case and a Chapter 7 trustee was appointed.

  Net Sales

  Net sales for the nine months ended December 31, 1998 increased 1% (or 14% excluding the since discontinued scanner line). Reflected in these results are continued strong sales of control devices, which grew by 10%.

  Retail sales grew by over 29%, excluding scanners. This growth was primarily due to the Company's new keyboard, and video products, as well as increases from the Company's new wheel enhanced mice and revitalized trackball product line.

  OEM sales declined by 7% from last year primarily due to the Company's decision in fiscal 1998 to depart from the set-top remote controller business, and the shrinking of the Japanese OEM market.

  Gross Profit

  Gross profit increased 14% to $101 million in the nine months ended December 31, 1998. Gross profit as a percentage of net sales improved from 29.2% to 32.8%. This increase reflects both a favorable product mix between the retail and lower margin OEM channels and the divestiture of the low-margin scanner product line. The Company has also been able to continue to achieve product cost reductions.

  Operating Expenses

  Excluding non-recurring charges, total operating expenses increased 13%, from $75.4 million to $85.1 million. This increase reflects intensified product marketing efforts in the current year in preparation for the Company's launch of several new products, as well as continued investment in research and development. As a percentage of sales, operating expenses, excluding non-recurring charges, increased from 24.8% to 27.6%.

  The Company has continued to invest in the Logitech brand with its new visual marketing strategy, including new packaging, an updated web site, and new packaging materials. The Company has increased other marketing costs in new product areas, including the retail keyboard market, entertainment and PC video cameras. The Company has also increased its development effort in the game device area, and introduced a number of new devices during the Christmas season. Development efforts have also continued for PC video cameras for the Internet. Increased costs in the above areas have been partially offset by the elimination of marketing and research and development costs for the scanner product line sold in December 1997. General and administrative costs, as a percentage of sales, increased slightly from 4.8% to 5.4% to support these ongoing marketing and development efforts.

  Interest Income, Net

  Interest income for the nine months ended December 31, 1998 was $1.2 million, compared to $.7 million in the same period last year. The improvement was the result of an increase in the average balances of interest bearing cash and cash equivalents.

  Other Income (Expense), Net

  Before the non-recurring charge related to the write-off of an investment and note receivable, other expense for the current period was $2.0 million, compared to other income of $2.1 million last year. This change was primarily due to net foreign currency exchange losses this year compared to gains last year, and scanner inventory write-offs in Europe.

  Provision for Income Taxes

  The provision for income taxes for the nine months ended December 31, 1998 and 1997 represent a 15.0% and 10% effective tax rate for each period.

Liquidity and Capital Resources

  Cash Balances, Available Borrowings, and Capital Resources

  At December 31, 1998, the Company had cash and cash equivalents of $32.9 million. The Company also had credit lines with several European and Asian banks totaling $58.1 million as of that date. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. In addition, the Company, through a subsidiary, has a $20 million revolving working capital line of credit with a U.S. bank. This facility has a two-year revolving period, is unsecured, and has a formal bank commitment. As of December 31, 1998, the subsidiary was not in compliance with certain debt covenants of this working capital line, and is currently negotiating new terms. If the subsidiary and the bank are unable to agree to revised terms, the bank could restrict further borrowings under the line, or could accelerate the payment terms of the $8 million outstanding under the line. As of December 31, 1998, $42.3 million was available for future borrowings under all facilities.

  The Company has financed its operations and capital requirements primarily through cash flow from operations, bank borrowings and the sale of equity securities. The Company's short and long-term liquidity and capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

  Cash Flow from Operating Activities

  The Company's operating activities used cash of $8.6 million for the nine months ended December 31, 1998, primarily due to increased working capital requirements. The increase in working capital requirements was primarily the result of increased accounts receivable and inventories, which grew at a faster rate than accounts payable and accrued liabilities. Operating activities generated cash of $18.5 million for the nine months ended December 31, 1997, primarily from net income adjusted for depreciation, partially offset by an increase in the Company's working capital requirements.

  Cash Flow from Investing Activities

  The Company's investing activities used cash of $55.0 million and $5.0 million for the nine months ended December 31, 1998 and December 31, 1997. Cash used in the nine months ended December 31, 1998 included $39.0 million used for three acquisitions: the PC video camera business unit of Connectix Corporation, 49% of the outstanding shares of Space Control GmbH, and 10% of the outstanding shares of Immersion Corporation. The remaining amounts invested in both years were primarily for capital expenditures.

  Cash Flow from Financing Activities

  Net cash provided by financing activities for the nine months ended December 31, 1998 was $23.5 million. This represents principally an increase of $24.3 million in debt primarily for working capital needs and to finance part of the Company's acquisition of the QuickCam(R) PC video camera business unit of Connectix.

  Net cash used in financing activities for the nine months ended December 31, 1997 was $.4 million. This amount reflects cash proceeds of $4.5 million received in April 1997 from the sale of additional registered shares under an option granted to the underwriters of the initial public offering in the U.S. to cover over-allotments. The

Company had additional proceeds of $4.8 million from the sale of treasury shares. These cash proceeds, along with part of the $26.8 million received in March 1997 from the U.S. initial public offering, were used to pay down short-term debt by $12.9 million in the nine months ended December 31, 1997. In addition, the Company borrowed $6.2 million from its credit lines for capital improvements in China and other short-term working capital needs.

  Capital Commitments

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations and that such expenditures may be substantial. The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future. Fixed commitments for capital expenditures, primarily for computer systems implementation, totaled approximately $3 million at December 31, 1998.

Certain Factors Affecting Operating Results

  This quarterly report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 relating to, among other things, i) price competition, ii) an emerging environment in the PC video camera market, iii) the Company's brand strategy, iv) the Company's research and development strategy,
v) bank credit line availability, vi) cash liquidity availability, vii) the effect of the Year 2000 issue on the Company and the Company's projected costs and strategy addressing this issue, and viii) the outcome of contingencies. Predictions of future events involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements due to, among others, the following risk factors:

  Potential Fluctuations in Future Operating Results; Seasonality

  The Company's operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including: the volume and timing of orders received during the quarter; the maturation of product lines; the timing of new product introductions by the Company and its competitors and their acceptance by the market; the impact of competition on the Company's average selling prices and operating expenses; the availability and pricing of components for the Company's products; inventory levels at the Company or in the distribution channels; changes in laws or regulations; changes in product or distribution channel mix; price protection charges; product returns from customers; deferrals of customer orders in anticipation of new products or otherwise; changes in technologies and their acceptance by the market; fluctuations in exchange rates; changes in the Company's strategy; changes in personnel; the performance of the Company's suppliers and third-party product manufacturers; the availability of key components; and general economic conditions. Many of these factors are beyond the Company's control. In addition, due to the short product life cycles inherent in the Company's markets, the Company's failure to introduce new, competitive products consistently in a timely manner would adversely affect results of operations for one or more product cycles.

  The volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, the Company has operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, the Company generally must plan production, order components, and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of the Company's products are manufactured in Asia, and the Company relies on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact the Company's results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs.

  The Company's retail sales are seasonal. Net sales are typically higher during the Company's third fiscal quarter, due primarily to the increased demand for the Company's products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter. Net sales in the first and second quarters can vary significantly as a result of new product introductions and other factors.

  As a result, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as indications of future performance. In addition, due to the foregoing factors, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's ADSs and registered shares would likely be materially and adversely affected. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology companies participating in rapidly evolving markets. There can be no assurance that the Company will be successful in addressing these concerns.

  Concentration of Operations in China and Taiwan

  Substantially all of the Company's manufacturing operations are located in Suzhou, China and Hsinchu, Taiwan. These operations could be severely impacted by national or regional political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continues to evolve and the Company expects that differences in interpretation and enforcement will continue in the foreseeable future. In addition, the Company's Chinese employees in Suzhou are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in certain respects from those in the United States and Europe. The Suzhou facility is managed by, among others, several key Taiwanese expatriate employees of the Company. The loss of such employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may have a material adverse effect on the Company's Suzhou manufacturing operations.

  Risk of Margin Declines

  The Company's gross margins are affected by a number of factors, including the mix between retail and OEM sales, product mix, product obsolescence, price and cost reductions. The Company believes that gross margins are likely to fluctuate in the near-term, but over the long term are likely to decline due to significant price pressures in the OEM market from PC manufacturers aggressively targeting low cost PCs, changes in product mix in the retail market toward lower margin products, and a decline in the rate of cost reductions in the Company's manufacturing operations.

  Risks Associated with International Operations; Currency Fluctuations

  Logitech transacts a substantial portion of its business outside the United States. There are certain risks inherent to doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, longer accounts receivable payment cycles, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations and, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company publishes its consolidated financial statements in U.S. dollars, however, a portion of the Company's revenues and expenses are denominated in currencies other than the U.S. dollar. The functional currencies for the Company's operations are primarily the U.S. dollar, and to a lesser extent, the Dutch guilder, Swiss franc, Taiwanese dollar, Chinese yuan and Japanese yen. Certain of the Company's operations record revenues in one currency while incurring costs in different currencies. This currency imbalance has, and may continue to, result in foreign currency transaction gains and losses. Further, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the U.S. dollar and other currencies in which the Company transacts its business. Currently, the Company does not actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income.

  Intense Competition; Pricing Pressure

  The Company's business is characterized by intense competition, a trend of declining average selling prices and performance enhancements of competing products. The Company expects that competition will continue to be intense and may increase from current or future competitors. Logitech believes that the principal competitive factors include the price, performance, user-centric design, ease-of-use, quality and timeliness of products, as well as the responsiveness, capacity, technical abilities, established customer relationships, retail shelf space, advertising and promotion programs, and brands of manufacturers.

  In sales of control devices, the Company competes primarily with Alps, Kensington/Advanced Gravis, KYE/Mouse Systems, Microsoft, Mitsumi, Primax and Synaptics. In sales of imaging solutions, competitors include 3Com, Creative Labs, Intel, Kodak, Panasonic, Philips, and Sharp.

  Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. In this regard, Microsoft is the Company's chief competitor in the market for control devices. Microsoft is also a leading producer of operating systems and applications with which the Company's control devices are designed to operate. As a result of its position, Microsoft may be able to make improvements in the functionality of its control devices to correspond with ongoing modifications and enhancements to its operating systems and software applications in advance of the Company. In certain instances, this ability may provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that the Company is not able to offer. Certain of the Company's competitors may also have patents or intellectual property rights, which provide them with an advantage. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements. Consequently, the Company expects to continue to experience increased competition and significant price reductions, which could result in decreased gross margin, loss of market share and lack of acceptance of the Company's products. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs at least proportionately to any price decreases in order to maintain its existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Rapid Technological Change

  The market for the Company's products is characterized by rapidly changing technology and frequent new product introductions. The Company's success will depend to a substantial degree on its ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. New product announcements by the Company could cause its customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

  Dependence on Control Devices; New Product Lines

  Approximately 95% of the Company's net sales for the nine months ended December 31, 1998 were derived from the sale of mice, trackballs, entertainment and other control devices. The Company is currently developing its PC video camera business. In connection with developing this business, in September 1998, the Company completed the acquisition of the PC video camera business unit of Connectix Corporation for approximately $26.2 million cash (including closing and other costs). The Connectix business unit has been combined with the Company's video division. Net sales and gross margins of the Company's video products are less predictable and may be less favorable than its experience with control devices. In addition, the Company has limited experience in the design, development, manufacture, marketing, and support of these products. These products are based on additional technologies and manufacturing processes, and there can be no assurance that the Company will be successful in this new market, which is still emerging. Many of the announced competitors for one or more of the Company's products have stronger brand names, more extensive retail channel coverage, deeper consumer knowledge and experience, and greater resources.

  Reliance on Suppliers

  Certain key components used in the manufacture of the Company's products, as well as certain products, are currently purchased by the Company from single or limited sources that specialize in such components or products. At present, single source components include certain of the Company's application specific integrated circuits ("ASICs"), certain other integrated circuits and components, and balls used in certain of the Company's trackballs. The Company generally does not have long-term agreements with its single or limited sources of supply. Lead times for materials and components ordered by the Company or its contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time the Company has experienced supply shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or the inability of the Company to procure these components or products from alternate sources at acceptable prices in a timely manner, could have a material adverse effect upon the Company's business, financial condition and results of operations.

  Dependence on Key Personnel

  The Company's success depends to a significant degree on the continued contributions of the Company's management and other key design, development, manufacturing, marketing and sales personnel. The loss of any of such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In this regard, the Company's Chief Financial Officer, Barry Zwarenstein, left the Company in November 1998, and the Company's new Chief Financial Officer, Kristen Onken, joined the Company in February 1999. Certain of the Company's other senior management and other key personnel have recently joined the Company. The Company's success will depend in part on successful assimilation of these and other new employees. Assimilation and retention of personnel may be made more difficult by the fact that the Company's management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, the Company believes that its future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, competition for which is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

  Distribution

  The Company sells its products through a domestic and international network of distributors, resellers and OEM customers, and the Company's success is dependent on the continued viability and financial stability of its customer base. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. The Company's distributor and reseller customers generally offer products of several different companies, including products competitive with the Company's products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, and may reduce their efforts in selling the Company's products. The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations.

  Due to its sales to large OEMs, distributors and high volume resellers, the Company maintains individually significant receivable balances with large customers. The Company seeks to control its credit risk through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally does not require any collateral from its customers. If any of the Company's major customers were to default in the payment of its receivables owed to the Company, the Company's operating results could be materially adversely affected.

  Product Return Risks

  Like other manufacturers of consumer products, the Company is exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of the Company's assistance in balancing inventories. In addition the Company offers price protection to its distributors and retailers. A portion of the Company's net sales may result in increased inventory at its distributors and resellers. As a result, historical net sales may not be indicative of future net sales. Overstocking by Logitech's distributors and retailers may lead to higher than normal returns. The short product life cycles of certain of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. Although Logitech believes that it has provided adequate allowances for projected returns, from time to time it has experienced return levels in excess of its accruals and no assurance can be given that such accruals will be sufficient for actual returns in future periods. In addition, there can be no assurance that the accruals for price protection will be sufficient, or that any future price changes will not have a material adverse effect on the Company's results of operations.

  Fluctuations in Effective Tax Rates; Potential Tax Increases

  The Company operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of such jurisdictions. The Company's effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in the Company's various subsidiaries, and changes in management's assessment of matters such as the ability to realize deferred tax assets. In the past, the Company has experienced substantial fluctuation in its effective income tax rate. The Company's effective income tax rates reflect a variety of factors that may not be present in the future. As a result, the Company's effective income tax rate may increase in future periods.

  Year 2000

  The "Year 2000 Issue" is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. Software programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

  The Company's Y2K project is divided into three phases: (1) inventorying Y2K items, (2) assessing Y2K compliance of items determined to be material, and
(3) remediation and implementation. The Company has completed its inventory and is currently assessing its systems, equipment, and processes to determine its Y2K readiness, and has committed personnel and resources to resolve potential Y2K issues. The Company has completed its assessment for significant systems. Resulting testing and remediation is underway and planned for completion by the middle of 1999. The Company continues to work with key suppliers and customers to ensure their Y2K readiness. This includes identifying and prioritizing critical suppliers and customers, and communicating with them about their plans and problems in addressing the Y2K issue. This is scheduled for completion by mid-1999. The Company's Y2K effort is being handled internally, and the costs have not been nor are they expected to be significant.

  The Company is currently engaged in a separate project to replace the computer hardware and software it uses to operate, monitor and manage its business on a daily basis. The suppliers have indicated that their products accurately accommodate dates beyond the year 1999. The Company is testing such capabilities as part of its implementation process. Under the current schedule, this implementation will be complete by the third calendar quarter of 1999. As a backup, the Company has upgraded the unimplemented sites to a new version of the current software that is Y2K compliant. The Company could continue to use the upgraded version of the current software if the implementation of the new software is delayed.

  Despite the Company's efforts to address the Y2K impact on its internal systems, the Company has not fully identified such impact or whether it can resolve it without disruption of its business without incurring significant expense. In addition, even if the internal systems of the Company are not materially affected by the Y2K issue, the Company could be affected through disruption in the operation of the enterprises with which the Company interacts. As a result, an interruption of certain normal business activities could result, which could materially and adversely affect the Company's operations, liquidity and financial condition.

  Outcome of Legal Proceedings

  Logitech Inc., the Company's U.S. subsidiary, is a defendant in certain lawsuits alleging that the plaintiffs suffer from symptoms generally known as repetitive stress injury, allegedly incurred while using mice sold by Logitech Inc. Logitech Inc. has denied these claims and intends to defend the suits vigorously. These suits are similar to those filed against other major suppliers of PCs and add-on devices. Ultimate resolution of the various suits against Logitech Inc. may depend on results in other suits of this nature. Should these claims be successful, the claims could have a material adverse impact upon the financial position and results of operations of the Company.

  In December 1997, Logitech Inc. filed suit against KYE Systems Corp., KYE International Corp. and Mouse Systems Corp. in the United States Court, Eastern District of Texas, Texarkana Division, seeking damages and equitable relief based on allegations of patent infringement. In February 1998, Mouse Systems Corporation filed suit against Logitech Inc. in the United States District Court for the Northern District of California, seeking damages and equitable relief also based on allegations of patent infringement. Logitech Inc. is also involved in several other pending lawsuits with respect to patent and, to a less extent, trade dress and trade secret infringement, involving its intellectual property rights and the intellectual property rights of others. Logitech Inc. believes that these lawsuits are without merit and intends to defend against them vigorously. In addition, in late 1998, the Company's subsidiary in Suzhou, China was sued in China for patent infringement involving certain of the Company's mouse products. The plaintiff in that action has also instituted further legal proceedings intended to cause disruptions or delays in the Company's product shipment. The Company believes the lawsuit and further legal actions are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

  The Company is involved from time to time in disputes with respect to its intellectual property rights and the intellectual property rights of others. Pending and future litigation involving the Company, whether as plaintiff or defendant, regardless of outcome, may result in substantial costs and expenses to the Company and significant diversion of effort by the Company's technical and management personnel. In addition, there can be no assurance that litigation, either instituted by or against the Company, will not be necessary to resolve issues that may arise from time to time in the future. Furthermore, there can be no assurance that the Company's efforts to protect its intellectual property through litigation will prevent duplication of the Company's technology or products. Any such litigation could have a material adverse effect upon the Company's business, financial condition or results of operations.

  There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to the Company until well after it has committed significant resources to the development of a potentially infringing product. From time to time, the Company has received claims that it has infringed third parties' intellectual property rights, and there is no assurance that third parties will not claim infringement by the Company in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such royalty or licensing agreements, if required, will be available on terms acceptable to the Company, or at all.

  Other

  For discussions identifying other factors that could cause actual results to differ from those anticipated in the forward-looking statements, see "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 20-F for the year ended March 31, 1998. The Company cautions that the foregoing list of risk factors is not exhaustive.

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

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                      Logitech International S.A.



                                      By: _____________________________________
                                          Guerrino De Luca
                                          President and Chief Executive Officer


                                      By: _____________________________________
                                          Kristen M. Onken
                                          Chief Finance Officer,
                                          Chief Accounting Officer,
                                          and U.S. Representative

February 16, 1999

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